FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2010
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), N J Holland
†**
(Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, C A Carolus,
R Dañino*, A R Hill## , R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British, ##Canadian,
#
Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 562-9700
Fa +27 11 562-9838
www.goldfields.co.za
Enquiries
Investor Enquiries
Willie Jacobsz
Tel +508
839-1188
Mobile +857 241-7127
email
Willie.Jacobsz@gfexpl.com
Nikki Catrakilis-Wagner
Tel
+27 11 562-9706
Mobile +27 (0) 83 309-6720
email
Nikki.Catrakilis-Wagner@
goldfields.co.za
Media Enquiries
Sven Lunsche
Tel
+27 11 562-9763
Mobile +27 (0) 83 260 9279
email
Sven.Lunsche@goldfields.co.za
M E D I A R E L E A S E
Q3 F2010 PRODUCTION IN LINE WITH GUIDANCE
Johannesburg, 26 March 2010: Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI) today announced that
attributable Group production for Q3 F2010 is expected to be approximately 800koz, in line with the revised guidance issued on
23 February 2010.
Total cash cost and notional cash expenditure (NCE) for Q3 F2010 are expected to be approximately US$695/oz and US$995/oz
respectively.
The three international regions (West Africa, South America and
Australasia) together had an excellent quarter, increasing their combined attributable output in Q3 to 404koz, which is 7% higher than in Q2 and better than anticipated.
As expected, production from the South Africa region declined to
396koz in Q3 from 523koz in Q2 F2010, mainly as a result of the extended Christmas break and accelerated maintenance of the
water pump column at Kloof’s Main shaft for safety reasons.
Nick Holland, Chief Executive Officer of Gold Fields, said: “It is particularly pleasing that all four of our South African mines are now operating again at levels close to those prevailing in the pre-
Christmas quarters. We expect to see a significant improvement in production during Q4 F2010.”
The full results for Q3 F2010, as well as guidance for Q4 F2010, will be published on Friday, 7 May, 2010.
ends
About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable production of 3.6 million ounces* per annum from nine operating mines in South Africa,
Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and near mine exploration projects at various stages of development. Gold Fields has total attributable Mineral Reserves of 81 million ounces and Mineral Resources of 271 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock
Exchange (NYSE), the Dubai International Financial Exchange (DIFX), the Euronext in
Brussels (NYX) and the Swiss Exchange (SWX). For more information please visit the Gold
Fields website at
www.goldfields.co.za
.
*Based on the annualised run rate for the fourth quarter of F2009

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 26 March 2010
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs